SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2021

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)
REPORT ON FORM 6-K

Attached is the English translation of the letter dated May 6, 2021, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

In compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

Integral Result for the nine-month period of Fiscal Year 2021 (in ARS million)	03/31/2021	03/31/2020

Gain / Loss attributable to:
Company’s shareholders	(4,780)	(2,515)
Non-controlling interests	(14)	131

Equity Composition:
Capital stock	54,123	126
Comprehensive adjustment of capital stock	19,144	4,634
Additional paid-in capital	-	13,077
Legal Reserve	1,338	181
Futures Dividends Reserve	-	42,821
Reserve Resolution CNV 609/12	-	12,497
Special Reserve	8,847	202
Other Reserve	92	-
Changes in non controlling interest	(284)	(246)
Retained earnings	(3,403)	(2,515)
Other comprehensive income	485	(13)
Total attributable to the company's shareholders	80,342	70,764
Non-controlling interest	5,506	4,345
Total Shareholders’ Equity	85,848	75,109

In compliance with Section o) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 54,123,001,970, divided into 541,230,019 common, registered, non-endorsable shares of ARS 100 par value each and entitled to one vote per share.

Shareholders	Shares	Stake
IRSA Inversiones y Representaciones Sociedad Anónima[1]	432,570,149	79.92%
Minority Shareholders	108,659,870	20.08%

It is clarified that at the closing date of the financial statements the outstanding shares are 126,014,050. The capital increase to the sum of $54,123,001,970 was approved by the National Securities Commission and registered with the General Inspection of Justice on April 19, 2021. Notwithstanding, it is still pending before the National Securities Commission. Values the authorization for the public offering of said shares, as well as the change in the nominal value from $ 1 to $ 100 per share. In the latter case, it is also pending before Bolsas y Mercados Argentinos S.A. conformity to the change in nominal value.

Below are the highlights for the nine-month period of Fiscal Year 2021 ended March 31, 2021:

●
The net result for the nine-month period of fiscal year 2021 recorded a loss of ARS 4,794 million compared to a loss of ARS 2,384 million in the same period of 2020, mainly explained by the negative result due to change in the fair value of investment properties partially offset by higher net financial results.

●
Adjusted EBITDA reached ARS 12,321 million in the nine-month period of 2021, increasing 65.7% compared to 2020, mainly explained by the Sales and Developments segment, whose EBITDA reached ARS 9,104 million from sales made of the Bouchard 710 building and the Boston Tower. Adjusted EBITDA of the rental segments reached ARS 3,394 million, which represents a 55% drop compared to the same period of the previous year.

●
Tenant sales in shopping malls grew 0.4% in real terms in the third quarter of fiscal year 2021 compared to 2020. Excluding the last fortnight of March, which had the shopping centers partially or totally closed in 2020, the variation was reverts to a drop of 20.5%.

●
The occupancy of the shopping malls´ portfolio reached 89.5%, while that of A + and A offices reached 81.2%, increasing slightly compared to the previous quarter because of the new building "200 Della Paolera", whose occupancy increased from 74.6% in December 2020 to 76.9% in March 2021.

●
Subsequently, the national government ordered, among other restrictive measures related to the COVID-19 pandemic, the closure of shopping malls in the Buenos Aires Metropolitan Area from April 16 to May 21 inclusive. Therefore, to date, 44% of the portfolio remains operational.

 1 Includes the stake of E-Commerce Latina S.A. and Tyrus S.A (Subsidiares of IRSA Inversiones y Representaciones Sociedad Anónima)

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for relationship with the markets
Dated: May 6, 2021